AMENDMENT NO. 1 TO
                        AGREEMENT AND PLAN OF MERGER

     THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER ("Amendment No. 1") is made and entered into effective the 14th day of January, 2002, by and between CORONADO EXPOLORATIONS LTD., a Delaware corporation ("Coronado"), and NATUROL, INC., a Nevada corporation ("Naturol").

                                  RECITALS

      A. Coronado and Naturol entered into an agreement and plan of merger on October 16, 2001 (the "Merger Agreement") providing for the merger (the "Merger") Naturol into Coronado Subsidiary Corp. Pursuant to the Merger, 50,000,000 restricted shares of Coronado will be exchanged for 100% of the issued and outstanding shares of Naturol. Following the Merger, Naturol will have merged with Coronado Subsidiary Corp. wherein Coronado Subsidiary Corp. will cease to exist and Naturol will become a wholly owned subsidiary of Coronado;

     B. The Merger Agreement called for Coronado, at the Effective Time, to amend its Certificate of Incorporation to change its name to Naturol, Inc.;

      C. Naturol was anticipated to have fifty million (50,000,000) shares outstanding at the close of the Merger;

      D. Coronado and Naturol desire to amend the Merger Agreement to eliminate all references to the need for a Coronado shareholder meeting or the need for shareholder approval for any term or condition contained in the Merger Agreement or of the Merger itself; and

      E. Coronado and Naturol desire to amend the Merger Agreement pursuant to this Amendment No. 1.

      NOW, THEREFORE, for and in consideration of the foregoing, and of the mutual covenants, agreements, undertakings, representations and warranties contained herein, the parties hereto agree as follows:

     1. The Merger Agreement shall be amended to delete all references, statements or assertions to the need or intention of Coronado to amend its certificate of incorporation to change its corporate name to Naturol, Inc.

     2. As of the date hereof, Naturol currently has 48,735,000 shares outstanding. At the effective time of the Merger, Coronado shall exchange 50,000,000 of its common shares for the 48,735,000 Naturol shares, which results in an exchange ratio of approximately 1.03.

     3. Coronado, pursuant to current Delaware corporate law, does not need the approval of its shareholders to consummate the Merger. Therefore, any and all references to the requirement of Coronado shareholder approval of the

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Merger  or  any  other  term or condition of the Merger Agreement  is  hereby deleted. Further, any term or condition of the Merger Agreement that would cause the need for a Coronado shareholder meeting is hereby deleted.

      4. Other than as specifically provided in this Amendment No. 1, all other provisions of the Merger Agreement shall remain in full force and effect, the Merger Agreement as amended by this Amendment No. 1 constituting the sole and entire agreement between the parties as to the matters contained herein, and superseding any and all conversations, letters and other communications which may have been disseminated by the parties relating to the subject matter hereof, all of which are void and of no effect.

     IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

"Coronado"                       "Naturol"

Coronado Explorations Ltd.       Naturol, Inc.


By: /s/ Mary Hethey              By: /s/ Paul McClory
  Mary    M.    Hethey,         Paul McClory, President
President